Silver Pearl Enterprises, Inc.

1541 E. Interstate 30

Rockwall, Texas 75087

(972) 722-3352

October 27, 2005

Ms. Pamela Long

Ms. Brigitte Lippmann

U.S. Securities & Exchange Commission

450 Fifth Street NW

Washington, DC 20549

RE:

Silver Pearl Enterprises, Inc.

Form SB-1/A

File No. 333-124837

Dear Ms. Long and Ms. Lippmann:

According to your comment letter dated October 11, 2005, the Registration Statement has been refiled with changes according to the following:.

Exhibit 11.1

1.

A revised attorney’s opinion has been filed per our attorney’s discussions with the SEC.

Please call me if you need any further clarification on any of these answers.

Sincerely,

/s/ Denise Smith

Denise Smith

President